Exhibit 99.1
CyberArk Announces Strong Third Quarter 2019 Results
Third quarter total revenue of $108.1 million increased 28% year-over-year
Third quarter license revenue of $57.9 million increased 25% year-over-year
GAAP operating income of $12.7 million and non-GAAP operating income of $29.4 million

Newton, Mass. and Petach Tikva, Israel – November 6, 2019 – CyberArk, (NASDAQ: CYBR), the global leader in privileged access management, today announced strong financial results for the third quarter ended September 30, 2019.

“Q3 was another strong quarter for CyberArk,” said Udi Mokady, CyberArk Chairman and CEO.  “We delivered revenue growth of 28%, a non-GAAP operating margin of 27% and signed 200 new customers. Our results demonstrate our strong execution, leadership position in the market and the robust demand environment for our solutions. Organizations around the world recognize that Privileged Access Management is critical to a successful security program and are leveraging CyberArk to secure access across on-premises, cloud, and hybrid environments as well as the DevOps pipeline.”

Financial Highlights for the Third Quarter Ended September 30, 2019

Revenue:

•	Total revenue was $108.1 million, up 28% compared with the third quarter of 2018.
•	License revenue was $57.9 million, up 25% compared with the third quarter of 2018.
•	Maintenance and professional services revenue was $50.2 million, up 30% compared with the third quarter of 2018.

Operating Income:

•
GAAP operating income was $12.7 million, an increase from $8.8 million in the third quarter of 2018.  Non-GAAP operating income was $29.4 million, an increase from $21.0 million in the third quarter of 2018.

Net Income:

•
GAAP net income was $15.2 million, or $0.39 per diluted share, an increase from GAAP net income of $8.1 million, or $0.22 per diluted share, in the third quarter of 2018. Non-GAAP net income was $25.6 million, or $0.65 per diluted share, an increase from $17.8 million, or $0.48 per diluted share, in the third quarter of 2018.

The tables at the end of this press release include a reconciliation of GAAP to non-GAAP gross margin, operating income and net income for the three months and nine months ended September 30, 2019 and 2018. An explanation of these measures is also included below under the heading “Non-GAAP Financial Measures.”

Balance Sheet and Cash Flow:

•
As of September 30, 2019, CyberArk had $555.1 million in cash, cash equivalents, marketable securities and short-term deposits.  This compares to $451.2 million as of December 31, 2018 and $410.0 million at September 30, 2018.

•	As of September 30, 2019, total deferred revenue was $177.3 million, a 30% increase from $136.0 million at September 30, 2018.

•	During the nine months ended September 30, 2019, the Company generated $88.6 million in cash flow from operations, compared with $89.2 million in the first nine months of 2018.

Business Outlook

Based on information available as of November 6, 2019, CyberArk is issuing guidance for the fourth quarter and increasing its guidance for the full year 2019 as indicated below.

Fourth Quarter 2019:

•	Total revenue between $125.0 million and $127.0 million, representing 15% to 16% year-over-year growth.
•	Non-GAAP operating income between $38.5 million and $40.0 million.
•	Non-GAAP net income per share between $0.78 and $0.82 per diluted share.
o	Assumes 39.2 million weighted average diluted shares.

Full Year 2019:

•	Total revenue between $429.2 million and $431.2 million, representing 25% to 26% year-over-year growth.
•	Non-GAAP operating income between $119.75 million and $121.25 million.
•	Non-GAAP net income per share between $2.58 and $2.61 per diluted share.
o	Assumes 39.1 million weighted average diluted shares.

Conference Call Information

CyberArk will host a conference call today, November 6, 2019 at 8:30 a.m. Eastern Time (ET) to discuss the company’s third quarter financial results and its business outlook. To access this call, dial +1 877-823-7693 (U.S.) or +1 647-689-4543 (international).  The conference ID is 2039434. Additionally, a live webcast of the conference call will be available via the “Investor Relations” section of the company’s website at www.cyberark.com.

Following the conference call, a replay will be available for one week at +1 800-585-8367 (U.S.) or +1 416-621-4642 (international). The replay pass code is 2039434. An archived webcast of the conference call will also be available in the “Investor Relations” section of the company’s website at www.cyberark.com.

About CyberArk
CyberArk (NASDAQ: CYBR) is the global leader in privileged access management, a critical layer of IT security to protect data, infrastructure and assets across the enterprise, in the cloud and throughout the DevOps pipeline. CyberArk delivers the industry’s most complete solution to reduce risk created by privileged credentials and secrets. The company is trusted by the world’s leading organizations, including more than 50 percent of the Fortune 500, to protect against external attackers and malicious insiders. A global company, CyberArk is headquartered in Petach Tikva, Israel, with U.S. headquarters located in Newton, Mass. The company also has offices throughout the Americas, EMEA, Asia Pacific and Japan. To learn more about CyberArk, visit www.cyberark.com, read the CyberArk blogs or follow on Twitter via @CyberArk, LinkedIn or Facebook.

Copyright © 2019 CyberArk Software. All Rights Reserved. All other brand names, product names, or trademarks belong to their respective holders.

Non-GAAP Financial Measures
CyberArk believes that the use of non-GAAP gross profit, non-GAAP operating income and non-GAAP net income is helpful to our investors. These financial measures are not measures of the Company’s financial performance under U.S. GAAP and should not be considered as alternatives to gross profit, operating income or net income or any other performance measures derived in accordance with GAAP.

•	Non-GAAP gross profit is calculated as gross profit excluding share-based compensation expense and amortization of intangible assets related to acquisitions.

•
Non-GAAP operating income is calculated as operating income excluding share-based compensation expense, acquisition related expenses, facility exit and transition costs and amortization of intangible assets related to acquisitions.

•
Non-GAAP net income is calculated as net income excluding share-based compensation expense, acquisition related expenses, facility exit and transition costs, amortization of intangible assets related to acquisitions, intra-entity IP transfer tax effect and the tax effect of other non-GAAP adjustments.

The Company believes that providing non-GAAP financial measures that exclude, as applicable, share-based compensation expense, acquisition related expenses, amortization of intangible assets related to acquisitions, facility exit and transition costs, intra-entity IP transfer tax effect and the tax effect of the non-GAAP adjustments allows for more meaningful comparisons of its period to period operating results. Share-based compensation expense has been and will continue to be for the foreseeable future, a significant recurring expense in the Company’s business and an important part of the compensation provided to its employees. Share based compensation expense has varying available valuation methodologies, subjective assumptions and a variety of equity instruments that can impact a company’s non-cash expense.  The Company believes that expenses related to its acquisitions and amortization of intangible assets related to acquisitions, facility exit and transition costs and intra-entity IP transfer tax effect do not reflect the performance of its core business and impact period-to-period comparability.

Non-GAAP financial measures may not provide information that is directly comparable to that provided by other companies in the Company’s industry, as other companies in the industry may calculate non-GAAP financial results differently, particularly related to non-recurring, unusual items. In addition, there are limitations in using non-GAAP financial measures as they exclude expenses that may have a material impact on the Company’s reported financial results. The presentation of non-GAAP financial information is not meant to be considered in isolation or as a substitute for the directly comparable financial measures prepared in accordance with U.S. GAAP. CyberArk urges investors to review the reconciliation of its non-GAAP financial measures to the comparable U.S. GAAP financial measures included below, and not to rely on any single financial measure to evaluate its business.

Guidance for non-GAAP financial measures excludes, as applicable, share-based compensation expense, acquisition related expenses, facility exit and transition costs, amortization of intangible assets related to acquisitions, intra-entity IP transfer tax effect and the tax effect of the other non-GAAP adjustments. A reconciliation of the non-GAAP financial measures guidance to the corresponding GAAP measures is not available on a forward-looking basis due to the uncertainty regarding, and the potential variability and significance of, the amounts of share-based compensation expense, amortization of intangible assets related to acquisitions, and the non-recurring expenses that are excluded from the guidance. Accordingly, a reconciliation of the non-GAAP financial measures guidance to the corresponding GAAP measures for future periods is not available without unreasonable effort.

Cautionary Language Concerning Forward-Looking Statements

This release contains forward-looking statements, which express the current beliefs and expectations of CyberArk’s (the “Company”) management. In some cases, forward-looking statements may be identified by terminology such as “believe,” “may,” “estimate,” “continue,” “anticipate,” “intend,” “should,” “plan,” “expect,” “predict,” “potential” or the negative of these terms or other similar expressions.  Such statements involve a number of known and unknown risks and uncertainties that could cause the Company’s future results, performance or achievements to differ significantly from the results, performance or achievements expressed or implied by such forward-looking statements. Important factors that could cause or contribute to such differences include risks relating to: changes in the rapidly evolving cyber threat landscape; failure to effectively manage growth; potential near-term declines in our operating and net profit margins and our revenue growth rate; real or perceived shortcomings, defects or vulnerabilities in the Company’s solutions or internal network system, or the failure of  the Company’s customers, channel partners, managed security service providers, or contractors to correctly implement, manage and maintain to correctly implement the Company’s solutions; fluctuations in quarterly results of operations; the inability to acquire new customers or sell additional products and services to existing customers; competition from a wide variety of IT security vendors; the Company’s ability to successfully integrate recent and or future acquisitions; and other factors discussed under the heading “Risk Factors” in the Company’s most recent annual report on Form 20-F filed with the Securities and Exchange Commission. Forward-looking statements in this release are made pursuant to the safe harbor provisions contained in the Private Securities Litigation Reform Act of 1995. These forward-looking statements are made only as of the date hereof, and the Company undertakes no obligation to update or revise the forward-looking statements, whether as a result of new information, future events or otherwise.

###
Investor Contact:
Erica Smith
CyberArk
Phone:  +1- 617-558-2132
ir@cyberark.com

Media Contact:
Liz Campbell
CyberArk
Phone: +1-617-558-2191
press@cyberark.com

CYBERARK SOFTWARE LTD.
Consolidated Statements of Operations
U.S. dollars in thousands (except per share data)
(Unaudited)

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2018	2019	2018	2019

Revenues:
License	$46,130	$57,868	$125,745	$161,353
Maintenance and professional services	38,523	50,247	108,404	142,878

Total revenues	84,653	108,115	234,149	304,231

Cost of revenues:
License	2,614	2,274	7,521	7,768
Maintenance and professional services	9,530	14,714	27,619	37,998

Total cost of revenues	12,144	16,988	35,140	45,766

Gross profit	72,509	91,127	199,009	258,465

Operating expenses:
Research and development	14,980	18,264	41,772	51,590
Sales and marketing	37,880	46,151	107,983	131,229
General and administrative	10,870	13,972	29,483	36,303

Total operating expenses	63,730	78,387	179,238	219,122

Operating income	8,779	12,740	19,771	39,343

Financial income, net	1,407	1,500	3,473	5,406

Income before taxes on income	10,186	14,240	23,244	44,749

Tax benefit (taxes on income)	(2,092)	1,008	(352)	(2,421)

Net income	$8,094	$15,248	$22,892	$42,328

Basic net income per ordinary share	$0.22	$0.40	$0.64	$1.13
Diluted net income per ordinary share	$0.22	$0.39	$0.62	$1.09

Shares used in computing net income
per ordinary shares, basic	36,485,724	37,805,442	35,981,177	37,460,829
Shares used in computing net income
per ordinary shares, diluted	37,475,729	39,057,545	36,894,457	38,831,275

Share-based Compensation Expense:

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2018	2019	2018	2019

Cost of revenues	$957	$1,680	$2,370	$3,888
Research and development	2,237	2,912	5,748	7,613
Sales and marketing	3,770	5,949	9,061	14,512
General and administrative	3,371	4,797	8,492	11,473

Total share-based compensation expense	$10,335	$15,338	$25,671	$37,486

CYBERARK SOFTWARE LTD.
Consolidated Balance Sheets
U.S. dollars in thousands
(Unaudited)

	December 31,	September 30,
	2018	2019
ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$260,636	$346,092
Short-term bank deposits	106,399	107,926
Marketable securities	59,948	52,573
Trade receivables	48,431	55,506
Prepaid expenses and other current assets	6,349	9,777

Total current assets	481,763	571,874

LONG-TERM ASSETS:
Property and equipment, net	15,120	16,874
Intangible assets, net	14,732	10,239
Goodwill	82,400	82,400
Marketable securities	24,261	48,536
Other long-term assets	31,863	69,865
Deferred tax asset	23,481	28,128

Total long-term assets	191,857	256,042

TOTAL ASSETS	$673,620	$827,916

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:
Trade payables	$4,924	$3,967
Employees and payroll accruals	32,853	29,339
Accrued expenses and other current liabilities	13,271	22,325
Deferred revenues	92,375	109,677

Total current liabilities	143,423	165,308

LONG-TERM LIABILITIES:
Deferred revenues	57,159	67,598
Other long-term liabilities	6,268	26,696

Total long-term liabilities	63,427	94,294

TOTAL LIABILITIES	206,850	259,602

SHAREHOLDERS' EQUITY:
Ordinary shares of NIS 0.01 par value	95	98
Additional paid-in capital	303,900	361,180
Accumulated other comprehensive income (loss)	(939)	994
Retained earnings	163,714	206,042

Total shareholders' equity	466,770	568,314

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$673,620	$827,916

CYBERARK SOFTWARE LTD.
Consolidated Statements of Cash Flows
U.S. dollars in thousands
(Unaudited)

	Nine Months Ended
	September 30,
	2018	2019

Cash flows from operating activities:
Net income	$22,892	$42,328
Adjustments to reconcile net income to net cash
provided by operating activities:
Depreciation and amortization	7,327	8,122
Amortization of premium and accretion of discount on marketable securities, net	270	(39)
Share-based compensation	25,671	37,486
Deferred income taxes, net	(6,669)	(4,989)
Decrease (increase) in trade receivables	15,608	(7,075)
Increase in prepaid expenses and other current and long-term assets	(5,646)	(12,629)
Increase (decrease) in trade payables	771	(501)
Increase in short-term and long-term deferred revenues	34,298	27,741
Decrease in employees and payroll accruals	(2,315)	(4,318)
Increase (decrease) in accrued expenses and other
current and long-term liabilities	(3,051)	2,471

Net cash provided by operating activities	89,156	88,597

Cash flows from investing activities:
Investment in short and long term deposits	(19,768)	(1,821)
Investment in marketable securities	(47,316)	(66,883)
Proceeds from maturities of marketable securities	31,198	50,639
Purchase of property and equipment	(7,130)	(5,389)
Payments for business acquisitions, net of cash acquired	(18,450)	-

Net cash used in investing activities	(61,466)	(23,454)

Cash flows from financing activities:
Proceeds from withholding tax related to employee stock plans	2,220	547
Proceeds from exercise of stock options	14,038	19,510

Net cash provided by financing activities	16,258	20,057

Increase in cash, cash equivalents and restricted cash	43,948	85,200

Cash, cash equivalents and restricted cash at the beginning of the period	162,521	261,883

Cash, cash equivalents and restricted cash at the end of the period	$206,469	$347,083

CYBERARK SOFTWARE LTD.
Reconciliation of GAAP Measures to Non-GAAP Measures
U.S. dollars in thousands (except per share data)
(Unaudited)

Reconciliation of Gross Profit to Non-GAAP Gross Profit:

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2018	2019	2018	2019

Gross profit	$72,509	$91,127	$199,009	$258,465
Plus:
Share-based compensation - Maintenance & professional services	957	1,680	2,370	3,888
Amortization of intangible assets - License	1,444	1,173	4,118	4,061

Non-GAAP gross profit	$74,910	$93,980	$205,497	$266,414

Reconciliation of Operating Income to Non-GAAP Operating Income:

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2018	2019	2018	2019

Operating income	$8,779	$12,740	$19,771	$39,343
Plus:
Share-based compensation	10,335	15,338	25,671	37,486
Amortization of intangible assets - Cost of revenues	1,444	1,173	4,118	4,061
Amortization of intangible assets - Sales and marketing	198	144	595	432
Acquisition related expenses	-	-	268	-
Facility exit and transitions costs	253	-	253	-

Non-GAAP operating income	$21,009	$29,395	$50,676	$81,322

Reconciliation of Net Income to Non-GAAP Net Income:

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2018	2019	2018	2019

Net income	$8,094	$15,248	$22,892	$42,328
Plus:
Share-based compensation	10,335	15,338	25,671	37,486
Amortization of intangible assets - Cost of revenues	1,444	1,173	4,118	4,061
Amortization of intangible assets - Sales and marketing	198	144	595	432
Acquisition related expenses	-	-	268	-
Facility exit and transitions costs	253	-	253	-
Taxes on income related to non-GAAP adjustments	(4,764)	(6,345)	(12,957)	(14,237)
Intra-entity IP transfer tax effect, net	2,243	-	2,243	-

Non-GAAP net income	$17,803	$25,558	$43,083	$70,070

Non-GAAP net income per share
Basic	$0.49	$0.68	$1.20	$1.87
Diluted	$0.48	$0.65	$1.17	$1.80

Weighted average number of shares
Basic	36,485,724	37,805,442	35,981,177	37,460,829
Diluted	37,475,729	39,057,545	36,894,457	38,831,275